UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                                   ELTEK LTD.
                                   ----------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.6 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M40184 10 9
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 15, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1   NAME OF REPORTING PERSON: Joseph Maiman
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: 1,585,540 Ordinary Shares
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: -0-
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: 1,585,540 Ordinary Shares
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER:  -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       1,585,540 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.99%

14  TYPE OF REPORTING PERSON:  IN


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


         This Amendment No. 10 to the Statement on Schedule 13D dated May 15, 2007 is being filed by Mr. Joseph Maiman to reflect the conversion of a $325,312.50 convertible note into 985,796 Ordinary Shares of the Issuer by Merhav M.N.F. Ltd., ("Merhav") an Israeli corporation, that is controlled by Mr. Maiman.

Item 2.  Identity and Background.
         ------------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         This Amendment No. 10 is being filed by Joseph Maiman who is a citizen of the State of Israel. Mr. Maiman's residence address is 112 HaNasie Street, Herzliya, Israel. Mr. Maiman is the President and controlling shareholder of Merhav, an Israeli company which constructs turn-key projects in, among other fields, refineries, energy and agriculture. The principal business address of Merhav is 33 Havatzelet HaSharon Street, Herzliya, Israel. Mr. Maiman, a director of the Issuer since July 1988, is the controlling shareholder of Integral International Inc. ("Integral"), a Panama corporation, and its subsidiary A. Sariel Ltd., an Israeli corporation ("Sariel"). The principal business address of Integral is c/o Advocate Piron, 111 Arlozorov Street, Tel Aviv, Israel.

         During the past five years, Mr. Maiman has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The conversion of a $325,312.50 convertible note, as was issued by the Issuer in January 2004 in exchange for the original note issued in May 2003 (the "Note").



Item 4.  Purpose of Transaction.
         -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         In May 2003, Merhav purchased the Note from the Issuer in order to provide it with needed working capital. The Note was converted on May 15, 2007.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:



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




         (a) Mr. Maiman is the beneficial owner of 1,585,540 Ordinary Shares, or approximately 23.99% of the 6,609,807 Ordinary Shares, which the Issuer has advised him, were outstanding and issued on May 15, 2007, giving effect to the issuance of the 985,796 Ordinary Shares upon conversion of the Note. Of such shares, 985,796 Ordinary Shares are held of record by Merhav, 571,993 Ordinary Shares are held of record by Integral and 27,751 Ordinary Shares are held of record by Sariel.

         (b) Mr. Maiman has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 1,585,540 Ordinary Shares currently beneficially owned by him.

         (c) The following sets forth all the transactions in the Ordinary Shares of the Issuer effected by Mr. Maiman since March 17, 2007.

         The only transaction effected since March 17, 2007 was the conversion of the Note held by Merhav.

         (d) No person other than Mr. Maiman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -----------------------------------

         None.

Items 7. Material to be Filed as Exhibits.
         ---------------------------------

         None.



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


                                    SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 10 to the Statement is true, complete and correct.



Date: May 25, 2007




                                            /s/Joseph Maiman
                                            ----------------
                                            Joseph Maiman





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